UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

AMC Entertainment Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

00165C104

(CUSIP Number)

Lin Zhang

Director

Wanda America Entertainment, Inc.

850 New Burton Road

Suite 201

Dover, Delaware 19904

86-010-85588349

With a copy to:

Wendy Grasso, Esq.

Reed Smith LLP

599 Lexington Avenue

New York, New York 10022-7650

(212) 521-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 13, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00165C104

1.	Names of Reporting Persons. Wanda America Entertainment, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions).
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.002%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 00165C104

1.	Names of Reporting Persons. Qingdao Wanda Movie and TV Investment Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions).
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.002%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 00165C104

1.	Names of Reporting Persons. Dalian Wanda Group Business Service Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions).
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.002%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. G21515104

1.	Names of Reporting Persons. Wanda America Investment Holding Co. Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions).
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.002%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 00165C104

1.	Names of Reporting Persons. Qingdao Wanda Culture Investment Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions).
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.002%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 00165C104

1.	Names of Reporting Persons. Beijing Wanda Investment Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions).
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.002%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 00165C104

1.	Names of Reporting Persons. Beijing Wanda Culture Industry Group Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions).
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.002%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 00165C104

1.	Names of Reporting Persons. Dalian Wanda Group Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions).
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.002%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 00165C104

1.	Names of Reporting Persons. Dalian Hexing Investment Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions).
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.002%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 00165C104

1.	Names of Reporting Persons. Jianlin Wang

2.	Check the Appropriate Box if a Member of a Group (See Instructions).
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.002%

14.	Type of Reporting Person (See Instructions) IN

Introduction

This Amendment No. 2 (“Amendment No. 2”) is being filed by Wanda America Entertainment, Inc., a Delaware corporation (“WAE”); Qingdao Wanda Movie and TV Investment Co., Ltd., a limited liability company incorporated under the laws of the People’s Republic of China (“QWM”); Dalian Wanda Group Business Service Co., Ltd., a limited liability company incorporated under the laws of the People’s Republic of China (“DWGB”); Wanda America Investment Holding Co. Ltd., a Delaware corporation (“WAI”); Qingdao Wanda Culture Investment Co., Ltd., a limited liability company incorporated  under the laws of the People’s Republic of China (“QWC”); Beijing Wanda Investment Co., Ltd., a limited liability company incorporated under the laws of the People’s Republic of China (“BWI”); Beijing Wanda Culture Industry Group Co., Ltd., a limited liability company incorporated under the laws of the People’s Republic of China (“BWC”); Dalian Wanda Group Co., Ltd., a limited liability company incorporated under the laws of the People’s Republic of China (“DWGC”); Dalian Hexing Investment Co., Ltd., a limited liability company incorporated under the laws of the People’s Republic of China (“DHI”); and Jianlin Wang, a citizen of the People’s Republic of China (“Mr. Wang,” and, together with WAE, QWM, DWGB, WAI, QWC, BWI, BWC, DWGC and DHI, the “Reporting Persons”) and amends the statement on Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on September 18, 2018 (the “Original Schedule 13D”) relating to the Class A common stock, par value $0.01 per share (“Class A Shares”) of AMC Entertainment Holdings, Inc., a Delaware corporation (the “Issuer”), which may be deemed to be beneficially owned by certain of the Reporting Persons, as amended by Amendment No. 1 to the Original Schedule 13D filed by the Reporting Persons with the Commission on April 9, 2021 (the Original Schedule 13D as amended by Amendment No. 1, the “Amended Schedule 13D”). The Items below amend the information disclosed under the corresponding Items of the Amended Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Amended Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Amended Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)           As of the date of this Amendment No. 2, the Reporting Persons beneficially own an aggregate of 10,000 Class A Shares, or 0.002% of the total outstanding Class A Shares of the Issuer. The beneficial ownership percentages used in this Amendment No. 2 are calculated based on a total of 450,280,240 Class A Shares outstanding as of May 2, 2021 according to the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on May 6, 2021.

(b)           The Reporting Persons are deemed to share voting and dispositive power with respect to all 10,000 Class A Shares that are beneficially owned by the Reporting Persons.

(c)           Except as described below, to the knowledge of the Reporting Persons, none of the persons named in response to Item 5(a) has effected any transactions in the Class A Shares of the Issuer during the past 60 days.

On May 13, 2021, WAE sold 95,600 Class A Shares in the open market at a price of $14.100 per share.

On May 14, 2021, WAE sold 4,127,863 Class A Shares in the open market at a price of $14.0061 per share.

On May 17, 2021, WAE sold 9,073,755 Class A Shares in the open market at a price of $14.0125 per share.

On May 18, WAE sold 505,000 Class A Shares in the open market at a price of $14.9823 and 16,643,072 Class A Shares in the open market at a price of $14.00 per share.

(d)           Except as disclosed in Item 2 of the Amended Schedule 13D, no person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule.

(e)           The Reporting Persons ceased to be the beneficial owners of more than five percent of the Class A Shares following the sale of 9,073,755 Class A Shares by WAE on May 17, 2021 as described in Item 5(c) above.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 21, 2021

DALIAN WANDA GROUP CO., LTD.

By:	/s/ Jianlin Wang
	Name:	Jianlin Wang
	Title:	Legal Representative

DALIAN HEXING INVESTMENT CO., LTD.

By:	/s/ Jianlin Wang
	Name:	Jianlin Wang
	Title:	Legal Representative

WANDA AMERICA ENTERTAINMENT, INC.

By:	/s/ Lin Zhang
	Name:	Lin Zhang
	Title:	Director

QINGDAO WANDA MOVIE AND TV INVESTMENT CO., LTD.

By:	/s/ Lin Zhang
	Name:	Lin Zhang
	Title:	Legal Representative

DALIAN WANDA GROUP BUSINESS SERVICE CO., LTD.

By:	/s/ Lin Zhang
	Name:	Lin Zhang
	Title:	Legal Representative

WANDA AMERICA INVESTMENT HOLDING CO. LTD.

By:	/s/ Lin Zhang
	Name:	Lin Zhang
	Title:	Director

QINGDAO WANDA CULTURE INVESTMENT CO., LTD.

By:	/s/ Lin Zhang
	Name:	Lin Zhang
	Title:	Legal Representative

BEIJING WANDA INVESTMENT CO., LTD.

By:	/s/ Lin Zhang
	Name:	Lin Zhang
	Title:	Legal Representative

BEIJING WANDA CULTURE INDUSTRY GROUP CO., LTD.

By:	/s/ Lin Zhang
	Name:	Lin Zhang
	Title:	Legal Representative

/s/ Jianlin Wang
Jianlin Wang